Exhibit 3.1

AMENDMENT NO. 1
TO THE
AMENDED AND RESTATED
BY-LAWS
OF
SNAP INTERACTIVE, INC.

This AMENDMENT NO. 1 to the Amended and Restated By-laws of Snap Interactive, Inc., a Delaware corporation (the “Corporation”) was duly approved by written consent without a meeting, in accordance with Article IX of the Amended and Restated By-laws, by the Board of Directors of the Corporation on September 5, 2017.

Section 11 of Article II of the By-laws is hereby deleted in its entirety and replaced with the following in lieu thereof:

“SECTION 11. Action of the Shareholders Without Meetings. Any action which may be taken at any annual or special meeting of the shareholders may be taken on written consent without a meeting, setting forth the action so taken, signed by the holders of a majority of all outstanding shares entitled to vote thereon.”